SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                   FORM U-33-S



               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        FILED UNDER SECTION 33(E) OF THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998
       FILED PURSUANT TO THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY

                             DUKE ENERGY CORPORATION
                             526 SOUTH CHURCH STREET
                               CHARLOTTE, NC 28201

        Duke Energy Corporation ("Duke Energy"), a North Carolina corporation and a public-utility company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Annual Report pursuant to
Section 33(e) of the Act.


ITEM 1

        IDENTIFY EACH FOREIGN UTILITY COMPANY, STATE ITS LOCATION AND BUSINESS ADDRESS, AND DESCRIBE THE FACILITIES IT UTILIZES FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. IDENTIFY EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE COMPANY AND DESCRIBE THE INTEREST HELD.

1.      GUEMES FACILITY

        Location of           Ruta 34 KM 1135
        Facility:             (4430) GRAL.M.M. de Guemes
                              Salta, Argentina

        Business              Central Termica Guemes S.A. ("Guemes")
        Address:              Adolfo Alsina 633, Fifth Floor
                              1384 Buenos Aires
                              Republic of Argentina

        DESCRIPTION OF FACILITY

        Guemes owns the Guemes Power Station, which is comprised of three gas fired units, two of which have a nameplate capacity of 60 MW each and one of which has a nameplate capacity of 125 MW.

        Guemes sells electric energy and capacity in the "Wholesale Electric Market" which has been established by statute in Argentina under the jurisdiction of the Argentine Secretariat of Energy and the National Regulatory Entity of Electricity. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

        ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION
        OF OWNERSHIP INTERESTS

        Duke Guemes, Inc. ("Duke Guemes")
        Powerco S.A. ("Powerco")
        Powerco Services S.A. ("Powerco Services")
        Duke Guemes Operating Corp. ("DGOC")

        Duke Guemes is a Delaware corporation and a wholly owned direct subsidiary of Duke Energy Group, Inc., a Delaware corporation ("DEG"), which is a wholly owned direct subsidiary of Duke Energy Global Asset Development, Inc. a Nevada corporation ("DEGAD"), a wholly owned subsidiary of Duke Energy Services, Inc., a Delaware corporation ("DESI"). DESI is a wholly owned subsidiary of PanEnergy Corp, a Delaware corporation, which is a wholly owned subsidiary of Duke Capital Corporation, a Delaware corporation ("Duke Capital"), which, in turn, is a wholly owned subsidiary of Duke Energy.

        As of December 31, 1998, Duke Guemes owned a 25% equity interest in Powerco, an Argentine corporation headquartered in Buenos Aires. Powerco owns a 60% equity interest in Guemes. This ownership resulted in Duke Guemes owning a 15% indirect equity interest in Guemes. Duke Guemes also owned 51% of Powerco Services, an Argentine corporation, which provides operating expertise to the Guemes facility, and is the operator of the Guemes station presently qualified by the Argentine government. Duke Guemes owns 100% of the outstanding voting stock of DGOC, a Delaware corporation, which assisted Powerco Services in operating the Guemes Power Station. Effective in January, 1999, Duke Guemes sold all of its interests in Powerco and Powerco Services, and no longer owns or operates (through DGOC or otherwise) the Guemes facility.

2.   PIEDRA DEL AGUILA FACILITY

     Location of   (8314) VILLA Piedra del Aguila
     Facility:     Neuquen,  Argentina

     Business      Hidroelectrica Piedra del Aguila S.A. ("Piedra del Aguila")
     Address:      Av. de Mayo, 645 First Floor
                   Buenos Aires
                   Republic of Argentina

        DESCRIPTION OF FACILITY

        Piedra del Aguila holds an exclusive 30-year concession for the generation of hydroelectric energy from the facility located at Piedra del Aguila in the Provinces of Neuquen and Rio Negro in Argentina. The facility consists of four 350 MW units. Energy and capacity are sold on a competitive spot market basis in accordance with dispatch instructions from a central dispatch center and under term agreements.

        ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF
        OWNERSHIP INTERESTS

        Duke Hidronor, Inc. ("Duke Hidronor")
        Duke Hidronor (Caymans) Ltd. ("DHCL")
        Hidroneuquen S.A. ("Hidroneuquen")
        Duke Hidronor Operating Corp. ("DHOC")

        Duke Hidronor, a Delaware corporation, is a wholly owned direct subsidiary of DEG, which is a wholly owned direct subsidiary of DEGAD, which is owned as previously described. Duke Hidronor owns 100% of DHCL, which in turn owns a 16.54% equity interest in Hidroneuquen, an Argentine corporation. Hidroneuquen owns a 59% equity interest in Piedra del Aguila, resulting in Duke Hidronor holding a 9.76% indirect equity interest in Piedra del Aguila. Duke Hidronor also owns 100% of the outstanding voting stock of DHOC. DHOC is an operator of the Piedra del Aguila facility.

3.      PJP FACILITY

        Location of           Irian Jaya region
        Facility:             of eastern Indonesia

        Business              P.T. Puncakjaya Power ("PJP")
        Address:              Plaza 89, 5th Floor
                              J1. H.R. Rasuna Said Kav. X-7 No. 6
                              Jakarta 12940, Indonesia

        DESCRIPTION OF FACILITY

        PJP owns certain facilities consisting of power generation and power delivery assets located in Irian Jaya, Indonesia. Such facilities provide electric power to a large mining and milling operation and its surrounding infrastructure. The operational generation assets include eight separate power generation facilities consisting of an aggregate of 66 diesel-fueled generating units (ranging from .32 MW to 4.7 MW), and one hydroelectric generating facility consisting of two hydroelectric generating units (approximately 3.15 MW each). The power plants have a combined adjusted nameplate capacity of approximately 194 MW. Additionally, a 3 unit, 195 MW coal-fired generation plant was completed and placed into service in 1998.

        The facilities also include the following transmission assets: a 5 kilometer 115 kV ring bus which interconnects certain of the power production plants, a 15 kilometer 20 kV transmission line which joins two portions of the facilities and a 10 kilometer 13 kV transmission line which joins other portions of the facilities. Additionally, a 96.6 kilometer transmission line is under construction.

        ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF
        OWNERSHIP INTERESTS

        P.T. Nusantara Power Services ("NPS")
        Duke Netherlands LT Holdings B. V. ("Duke Netherlands")

        As of December 31, 1998, approximately 43% percent of the outstanding voting stock of PJP is owned by Duke Netherlands, a Delaware corporation, which is a wholly owned direct subsidiary of DEG, which is a wholly owned subsidiary of DEGAD, which is owned as previously described. The outstanding voting stock of NPS is 40% owned by Duke Project Services Pacific, Inc., a Nevada corporation ("DPSP"). DPSP is a wholly owned direct subsidiary of Duke Project Services Group, Inc., a Delaware corporation ("DPSG"), which is a wholly owned direct subsidiary of Duke Capital. NPS is the operator of the PJP facilities.

4.      ELECTROQUIL FACILITY

        Location of           Guayaquil, Ecuador
        Facility:

        Business             Electroquil S.A. ("Electroquil")
        Address:             Barrio del Centenario
                             Jose Salcedo No. 410
                             Guayaquil, Ecuador

        DESCRIPTION OF FACILITIES

        The Electroquil facilities consist of a 168 megawatt, diesel-fired power generation facility located near Guayaquil, Ecuador. Electroquil sells electricity to Inecel, Ecuador's state power utility, under long-term power purchase agreements.

        ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF
        OWNERSHIP INTERESTS

        Duke Energy International del Ecuador Cia. Ltda. ("DEI")
        Duke Energy Electroquil Partners ("DEEP")

        The outstanding voting stock of Electroquil is owned 51.5% by DEI, which is a wholly owned subsidiary of DEEP. A 1% interest in DEEP is owned by DESI, with the remaining 99% interest in DEEP being owned by DEGAD, which is owned as previously described.

5.      NUEVA RENCA FACILITY

        Location of           Santiago, Chile
        Facility:

        Business              Sociedad Electrica Santiago, S. A. ("ESSA")
        Address:              Miraflores 222.  Piso 4
                              Santiago, Chile

        DESCRIPTION OF FACILITY

        The facility (Nueva Renca) is wholly owned by ESSA and consists of a single unit 350 megawatt combined-cycle natural gas facility located in Santiago, Chile, known as the Nueva Renca plant. ESSA sells power from the Nueva Renca plant to the grid and through customer contracts.

        ASSOCIATED FOREIGN UTILITY COMPANIES AND DESCRIPTION OF
        OWNERSHIP INTERESTS

        Duke Energia de Chile, Ltda. ("DECH")
        Duke Blue Water, Limited ("Duke Blue Water")

        Twenty-four percent (24%) of the outstanding voting stock of ESSA is owned by DECH, which is 99.99% owned by Duke Blue Water, a Cayman Islands corporation, which is a wholly owned subsidiary of DEG, which is a wholly owned subsidiary of DEGAD, which is owned as previously described. DECH is 0.01% owned by Duke Hidronor, which is owned as described under the section hereof entitled "Piedra del Aguila Facility."

ITEM 2

        IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

        As of December 31, 1998, Duke Hidronor, along with certain other shareholders of Hidroneuquen, participated in a $30,000,000 standby credit facility for Piedra del Aguila, of which Duke Hidronor's share was $5,700,000. Duke Capital guaranteed Duke Hidronor's share of this facility. The credit facility had no amount outstanding at December 31, 1998.

        Duke Netherlands had $13 million notes receivable from PJP, as of December 31, 1998.


ITEM 3

        IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

        None.

                                    SIGNATURE

        The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.


                                            DUKE ENERGY CORPORATION

                                            By:   _________________________
                                                  Richard J. Osborne
                                                  Executive Vice President and
                                                  Chief Executive Officer

Date:   April 30, 1999


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                Edward M. Marsh, Jr.
                                Assistant Secretary and Deputy General Counsel Duke Energy Corporation PB05E
                                422 South Church Street
                                Charlotte, North Carolina 28202-1904

                                    EXHIBIT A


        An organizational chart showing the relationship of each foreign utility company to the reporting public-utility company or, in the event that the reporting company is an exempt holding company, to system public-utility companies.


Exhibit A-1    Guemes

Exhibit A-2    Piedra del Aguila

Exhibit A-3    PJP

Exhibit A-4    Electroquil

Exhibit A-5    Nueva Renca


        Please see descriptions of each of the foreign utility companies in this report for full names of certain utilities appearing on the organizational charts in this Exhibit A.

                                                                     EXHIBIT A-1

                      GUEMES

                -------------------
                |                 |
                |    Duke Energy  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |   Duke Capital  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |    PanEnergy    |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DESI       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DEGAD      |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |       DEG       |
                |                 |
                -------------------
                         |                   -----------
                         |            |------|   DGOC  |
                -------------------   |      -----------
                |                 |----
                |   Duke Giemes   |         ------------
                |                 |---------| Powerco  |
                -------------------  51%    | Services |
                         |                  ------------
                         | 25%
                         |
                -------------------
                |                 |
                |   Powerco S.A.  |
                |                 |
                -------------------
                         |
                         | 60%
                         |
                -------------------
                |                 |
                |     Guemes      |
                |                 |
                -------------------


       Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT A-2

                 PIEDRA DEL AGUILA

                -------------------
                |                 |
                |    Duke Energy  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |   Duke Capital  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |    PanEnergy    |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DESI       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DEGAD      |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |       DEG       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |         ----------
                |   Duke Hidronor |---------|  DHOC  |
                |                 |         ----------
                -------------------
                         |
                -------------------
                |                 |
                |       DHCL      |
                |                 |
                -------------------
                         |
                         | 16.54%
                         |
                -------------------
                |                 |
                |   Hidroneuquen  |
                |                 |
                -------------------
                         |
                         | 59%
                         |
                -------------------
                |                 |
                |Piedra del Aguila|
                |                 |
                -------------------


       Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT A-3

                       PJP

                -------------------
                |                 |
                |    Duke Energy  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |     -------------
                |   Duke Capital  |-----|    DPSG   |
                |                 |     -------------
                -------------------           |
                         |              -------------
                -------------------     |    DPSP   |
                |                 |     -------------
                |    PanEnergy    |           |  40%
                |                 |     -------------
                -------------------     |    NPS    |
                         |              -------------
                -------------------
                |                 |
                |      DESI       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DEGAD      |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |       DEG       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                | Duke Netherlands|
                |                 |
                -------------------
                         | 43%
                -------------------
                |                 |
                |       PJP       |
                |                 |
                -------------------

        Ownership is 100% unless otherwise specified.

                                                                     EXHIBIT A-4
                    ELECTROQUIL

                -------------------
                |                 |
                |    Duke Energy  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |   Duke Capital  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |    PanEnergy    |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DESI       |------------
                |                 |           |
                -------------------           |
                         |                    |
                -------------------           |
                |                 |           | 1%
                |      DEGAD      |           |
                |                 |           |
                -------------------           |
                         | 99%                |
                -------------------           |
                |                 |           |
                |      DEEP       |-----------|
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |       DEI       |
                |                 |
                -------------------
                         |  51.5%
                -------------------
                |                 |
                |   Electroquil   |
                |                 |
                -------------------

     Ownership is 100% unless otherwise specified.

                                                                    EXHIBIT A-5


                     NUEVA RENCA

                -------------------
                |                 |
                |    Duke Energy  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |   Duke Capital  |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |    PanEnergy    |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DESI       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |      DEGAD      |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                |       DEG       |
                |                 |
                -------------------
                         |
                -------------------
                |                 |
                | Duke Blue Water |
                |                 |
                -------------------
                         | 99.99%
                -------------------
                |                 |
                |      DECH       |
                |                 |
                -------------------
                         | 24%
                -------------------
                |                 |
                |       ESSA      |
                |                 |
                -------------------

       Ownership is 100% unless otherwise specified.